UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934*

PASSPORT POTASH, INC.
(Name of Issuer)

Common Stock, without par value
(Title of Class of Securities)

70286C101
(CUSIP Number)

Copy to:

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

September 14, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 70286C101

1.	Names of Reporting Persons

Michael Brauser

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)

PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) □

6.	Citizenship or Place of Organization

U.S.A.

Number of Shares Bene-	7.	Sole Voting Power 15,264,986 (1)(2)
ficially Owned by Each Reporting	8.	Shared Voting Power 6,484,398 (1)(3)
Person With	9.	Sole Dispositive Power 15,264,986 (1)(2)
	10.	Shared Dispositive Power 6,484,398 (1)(3)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

21,749,384 (1)(2)(3)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11)

12.1% (4)

14.	Type of Reporting Person (See Instructions)

IN – Individual

(1)	Michael Brauser voluntarily reports direct and indirect holdings of the Issuer’s Common Stock.
(2)
Of the 15,239,986 shares of common stock owned, (i) 10,104,097 shares of common stock held by Michael Brauser; (ii) 1,100,000 stock options held of record by Michael Brauser which are vested and are exercisable into 1,100,000 shares of common stock at CAD$0.20 per share; (iii) 1,388,889 warrants held of record by Michael Brauser which are exercisable into 1,388,889 shares of common stock at CAD $0.20 and (iv) 2,672,000 warrants held of record by Michael Brauser which are exercisable into 2,672,000 shares of common stock at CAD$0.35 per share .

(3)
Of the 6,484,398 shares of common stock owned, (i) 88,000 shares of common stock held by Grander Holdings, Inc. 401K Profit Sharing Plan, which are deemed to be indirectly owned and controlled by Michael Brauser; (ii) 4,205,599 shares of common stock held by Birchtree Capital, LLC, which are deemed to be indirectly owned and controlled by Michael Brauser; (iii) 88,000 warrants held of record by Grander Holdings, Inc. 401K Profit Sharing Plan, which are deemed to be indirectly owned and controlled by Michael Brauser, and which are exercisable into 88,000 shares of common stock at CAD$0.35 per share; and (iv) 2,102,799 warrants held of record by Birchtree Capital, LLC, which are deemed to be indirectly owned and controlled by Michael Brauser, and which are exercisable into 2,102,799 shares of common stock at CAD$0.20 per share.

(4)	Based on 172,751,863 shares outstanding as of August 28, 2012.

CUSIP No. 70286C101

1.	Names of Reporting Persons

Grander Holdings, Inc. 401K Profit Sharing Plan

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)

WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) □

7.	Citizenship or Place of Organization

Florida

Number of Shares Bene-	7.	Sole Voting Power 0
ficially Owned by Each Reporting	8.	Shared Voting Power 176,000 (1)(2)
Person With	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 176,000 (1)(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

176,000 (1)(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11)

0.1% (3)

14.	Type of Reporting Person (See Instructions)

OO – Other

(1)	Grander Holdings, Inc. 401K Profit Sharing Plan voluntarily reports direct and indirect holdings of the Issuer’s Common Stock.
(2)
Of the 176,000 shares of common stock owned, (i) 88,000 shares of common stock held by Grander Holdings, Inc. 401K Profit Sharing Plan, which are deemed to be indirectly owned and controlled by Michael Brauser; and (ii) 88,000 warrants held of record by Grander Holdings, Inc. 401K Profit Sharing Plan, which are deemed to be indirectly owned and controlled by Michael Brauser, and which are exercisable into 88,000shares of common stock at CAD$0.35 per share.

(3)	Based on 172,751,863shares outstanding as of August 28, 2012.

CUSIP No. 70286C101

1.	Names of Reporting Persons

Birchtree Capital, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)

WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) □

8.	Citizenship or Place of Organization

Florida

Number of Shares Bene-	7.	Sole Voting Power 0
ficially Owned by Each Reporting	8.	Shared Voting Power 6,308,398 (1)(2)
Person With	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 6,308,398 (1)(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

6,308,398 (1)(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11)

3.7% (3)

14.	Type of Reporting Person (See Instructions)

OO – Other

(1)	Birchtree Capital, LLC voluntarily reports direct and indirect holdings of the Issuer’s Common Stock.
(2)
Of the 6,308,398 shares of common stock owned, (i) 4,205,599 shares of common stock held by Birchtree Capital, LLC, which are deemed to be indirectly owned and controlled by Michael Brauser; and (ii) 2,102,799 warrants held of record by Birchtree Capital, LLC, which are deemed to be indirectly owned and controlled by Michael Brauser, and which are exercisable into 2,102,799 shares of common stock at CAD$0.20 per share.

(3)	Based on 172,751,863 shares outstanding as of August 28, 2012.

Item 1. Security and Issuer

This Schedule 13D relates to shares of the common stock, without par value, of Passport Potash Inc., a Canadian corporation (the "Company"). The address of the principal executive office of the Company is 608-1199 West Pender Street, Vancouver, BC, Canada.

Item 2. Identity and Background

(a)
This statement is being filed by Michael Brauser (“Brauser”), Grander Holdings, Inc. 401K Profit Sharing Plan (“Grander 401K”) and Birchtree Capital, LLC (“Birchtree” and together with Brauser and Grander 401K, the “Reporting Persons”).

(b)	The Reporting Persons’ principal business address is 4400 Biscayne Boulevard, Miami, Florida 33137.

(c)	N/A.

(d)	During the last five years, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the last five years, the Reporting Persons have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f)	United States of America.

Item 3. Source and Amount of Funds or Other Consideration

All shares were purchased with the Reporting Persons’ personal funds or working capital.

Item 4. Purpose of Transaction

All of the Issuer’s securities owned by the Reporting Persons have been acquired for investment purposes only. Except as set forth above, the Reporting Persons have no present plans or proposals that relate to or would result in any of the actions required to be described in subsections (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons may, at any time, review or reconsider their positions with respect to the Issuer and formulate plans or proposals with respect to any of such matters, but has no present intention of doing so.

Item 5. Interest in Securities of the Issuer

(a)	As of the date hereof, Mr. Brauser beneficially owns 21,749,384 shares of the Issuer’s common stock(1), which represents approximately 12.1% of the Issuer’s common stock.
___________________________
(1) Of the 21,749,384 shares of common stock owned, (i) 10,104,097 shares of common stock held by Mr. Brauser; (ii) 88,000 shares of common stock held by Grander 401K, which are deemed to be indirectly owned and controlled by Mr. Brauser; (iii) 4,205,599 shares of common stock held by Birchtree Capital, LLC, which are deemed to be indirectly owned and controlled by Mr. Brauser; (iv) 1,100,000 stock options held of record by Mr. Brauser which are vested and are exercisable into 110,000 shares of common stock at CAD$0.20 per share; (v) 1,388,889 warrants held of record by Mr. Brauser which are exercisable into 1,388,889 shares of common stock at CAD$0.20 per share; (vi) 2,672,000 warrants held of record by Mr. Brauser which are exercisable into 2,672,000 shares of common stock at CAD$0.35 (vii) 88,000 warrants held of record by Grander 401K, which are deemed to be indirectly owned and controlled by Mr. Brauser, and which are exercisable into 88,000 shares of common stock at CAD$0.35 per share; and (vii) 2,102,799 warrants held of record by Birchtree, which are deemed to be indirectly owned and controlled by Mr. Brauser, and which are exercisable into 2,102,799 shares of common stock at CAD$0.20 per share.

(b)
Mr. Brauser may be deemed to hold sole voting and dispositive power over 15,264,986 shares of common stock of the Issuer (2) and shares voting and dispositive power over 6,484,398 shares of common stock of the Issuer (3).

Grander 401K may be deemed to hold shared voting and dispositive power over 176,000 shares of common stock of the Issuer (4).

Birchtree may be deemed to hold shared voting and dispositive power over 6,308,398 shares of common stock of the Issuer (5).
___________________________
(2) Of the 15,264,986 shares of common stock owned, (i) 10,104,097 shares of common stock held by Mr. Brauser; (ii) 1,100,000 stock options held of record by Mr. Brauser which are vested and are exercisable into 1,100,000 shares of common stock at CAD$0.20 per share; (iii) 1,388,889 warrants held of record by Mr. Brauser which are exercisable into 1,388,889 shares of common stock at CAD $0.20 per share and (iv) 2,672,000 warrants held of record by Mr. Brauser which are exercisable into 2,672,000 shares of common stock at CAD$0.35 per share.
(3) Of the 6,484,398 shares of common stock owned, (i) 88,000 shares of common stock held by Grander 401K, which are deemed to be indirectly owned and controlled by Brauser; (ii) 4,205,599 shares of common stock held by Birchtree, which are deemed to be indirectly owned and controlled by Mr. Brauser; (iii) 88,000 warrants held of record by Grander 401K, which are deemed to be indirectly owned and controlled by Mr. Brauser, and which are exercisable into 88,000 shares of common stock at CAD$0.35 per share; and (iv) 2,102,799 warrants held of record by Birchtree, which are deemed to be indirectly owned and controlled by Mr. Brauser, and which are exercisable into 2,102,799 shares of common stock at CAD$0.20 per share.
(4) Of the 176,000 shares of common stock owned, (i) 88,000 shares of common stock held by Grander Holdings, Inc. 401K, which are deemed to be indirectly owned and controlled by Michael Brauser; and (ii) 88,000 warrants held of record by Grander Holdings, Inc. 401K, which are deemed to be indirectly owned and controlled by Michael Brauser, and which are exercisable into 88,000 shares of common stock at CAD$0.35 per share.
(5) Of the 6,308,398   shares of common stock owned, (i) 4,205,599 shares of common stock held by Birchtree Capital, LLC, which are deemed to be indirectly owned and controlled by Michael Brauser; and (ii) 2,102,799 warrants held of record by Birchtree Capital, LLC, which are deemed to be indirectly owned and controlled by Michael Brauser, and which are exercisable into 2,102,799 shares of common stock at CAD$0.20 per share.

(c)	Other than disclosed herein, the Reporting Persons have not effected any transactions in the shares of the Issuer during the past 60 days.

(d)
To the best knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of the 21,749,384 shares of common stock reported in Item 5(a).

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities.

Item 7. Material to Be Filed as Exhibits

Exhibit Number	Description

99.1	Joint Filing Agreement with Grander Holdings, Inc. 401K and Birchtree Capital, LLC

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 18, 2012		/s/ Michael Brauser
Michael Brauser
Dated: September 18, 2012	GRANDER HOLDINGS, INC. 401K

	By:	/s/ Michael Brauser
Michael Brauser

Dated: September 18, 2012	BIRCHTREE CAPITAL, LLC

	By:	/s/ Michael Brauser
Michael Brauser

EXHIBIT INDEX

Exhibit Number	Description

99.1	Joint Filing Agreement with Grander Holdings, Inc. 401K and Birchtree Capital, LLC